Exhibit 99.(a)(9)

Dear:

As a follow-up to the prior email that was sent to you on November 24 concerning the Company's offer to repurchase certain unvested options, the attached documents include specific information regarding your decision whether or not to participate and tender your eligible options as part of the repurchase program.

The Introductory Letter with Letter of Transmittal describes the offer and includes a Letter of Transmittal which is the only method by which you can elect to participate in the offer.

The attached Election Withdrawal Notice can be used if you change your mind and decide not to participate after having submitted your Letter of Transmittal.

Before making your decision to participate, please review the attached Offer to Repurchase (which was previously sent to you in a prior email on November 24) for detailed instructions on how to participate (or how to withdraw your election to participate) in the offer.

Any decision to participate (or to withdraw an election to participate) in the offer must be received before the expiration of the offer, which is currently scheduled for 11:59 p.m. on December 21, 2007 (unless we decide to extend the offer).

Please print and read the attached documents carefully. If you have problems printing any of the documents or you have any questions, please send an email to smontalto@parpharm.com or marian.gustafson@parpharm.com.